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SEC FILE NUMBER
8-53339

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harbor Funds Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 S. Wacker Drive, 34th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jacob Kunkel	(312) 443-4465	jacob.kunkel@harborcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

200 East Randolph Street, Suite 5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003	#185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jacob Kunkel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harbor Funds Distributors, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Jacob Kunkel A70E01EDE59446D...

Title: Vice President, Treasurer and CFO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Harbor Funds Distributors, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2022

Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Harbor Funds Distributors, Inc.:

Opinion on the *Financial Statements*

We have audited the accompanying statement of financial condition of Harbor Funds Distributors, Inc. (the Company) as of December 31, 2022, the related statements of operations, change in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2014.

Chicago, Illinois
February 17, 2023

Harbor Funds Distributors, Inc.

Statement of Financial Condition

December 31, 2022

Assets		
Cash and cash equivalents	$	4,369,033
12b-1 fees receivable		302,099
Federal tax receivable		14,000
State income tax receivable		58,658
Prepaid expenses		221,344
Deferred tax asset		18,000
Total assets	$	4,983,134
Liabilities and stockholder's equity		
Liabilities:		
Accrued 12b-1 fees	$	296,057
Due to affiliates		70,628
Total liabilities		366,685
Stockholder's equity:		
Common stock, 1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		3,657,591
Retained earnings		958,848
Total stockholder's equity		4,616,449
Total liabilities and stockholder's equity	$	4,983,134

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Operations

Year Ended December 31, 2022

Revenues	
12b-1 fees	$ 4,309,445
Dividend income	50,699
Total revenues	4,360,144
Expenses	
12b-1 fees	4,219,913
Filing fees	253,706
Other	151,579
Total expenses	4,625,198
Loss before income tax benefit	(265,054)
Current tax benefit:	
Federal	50,000
State and local	10,000
Total current income tax benefit	60,000
Deferred income tax benefit	4,000
Total net income tax benefit	64,000
Net loss	$ (201,054)

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2021	$ 10	$ 3,657,591	$ 1,159,902	$ 4,817,503
Net loss	–	–	(201,054)	(201,054)
Balance at December 31, 2022	$ 10	$ 3,657,591	$ 958,848	$ 4,616,449

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2022

Operating activities	
Net loss	$ (201,054)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income taxes	(4,000)
Changes in operating assets and liabilities:	
12b-1 fees receivable	235,684
Federal tax receivable	–
State income tax receivable	(10,263)
Prepaid expenses	1,305
Due to affiliates	10,752
Accrued 12b-1 fees	(265,771)
Net cash used in operating activities	(233,347)
Net decrease in cash and cash equivalents	(233,347)
Cash and cash equivalents at beginning of year	4,602,380
Cash and cash equivalents at end of year	$ 4,369,033
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 610

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Notes to Financial Statements

December 31, 2022

1. Description of Business

Harbor Funds Distributors, Inc. (the Company) is a wholly owned subsidiary of Harbor Capital Advisors, Inc. (Harbor Capital). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as the principal distributor of Harbor Funds, a series of publicly offered U.S. mutual funds, where Harbor Capital serves as the investment adviser. The Company's business activities may also include (1) distributor for Harbor Capital sponsored collective investment trusts ("CITs") and (2) distributor on a best efforts basis for Harbor Capital sponsored exchange traded funds ("ETFs"). The Company does not receive any revenue for services performed on behalf of CITs or ETFs.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company's cash consists of deposits with banks and considers all short-term investments with a maturity of three months or less at the date of purchase and investments in money market mutual funds to be cash equivalents. Money market mutual funds are carried at market value based on the reported net asset value per share of the respective fund. U.S. generally accepted accounting principles (U.S. GAAP) require the Company to disclose the level of its investments (i.e. Level 1, 2, or 3) based on the observability of inputs into the valuation. Accordingly, the investment in the Vanguard Federal Money Market Fund is a Level 1 investment. At December 31, 2022, cash and cash equivalents included $4,344,004 invested in the Vanguard Federal Money Market Fund.

Due To Affiliates

The Company's due to affiliates balance is primarily related to amounts owed to Harbor Capital for certain direct expenses paid on the Company's behalf.

2. Significant Accounting Policies (continued)

Revenue Recognition and Related Expenses

12b-1 fee revenue is earned from the Administrative and Investor share classes of the Harbor Funds to cover allowable distribution, marketing, recordkeeping and shareholder servicing expenses. The Company has one performance obligation, as distribution, marketing, recordkeeping and shareholder serving expenses are not separately identifiable in the Company's distribution agreement and, therefore, not distinct. The performance obligation is satisfied when a shareholder makes an investment into the Administrative or Investor share classes of the Harbor Funds. The 12b-1 fees are variable as they are calculated using average daily net assets of the Harbor Funds in periods after the initial investment. Due to this constraint, the Company recognizes 12b-1 fees when the net asset values of the Harbor Funds are known and are recognized over time. Consequently, 12b-1 fees recognized in the current period primarily relate to performance obligations that were satisfied in prior periods.

The fee is 25 basis points on average daily net assets in the Administrative and Investor share classes of Harbor Funds, where applicable.

Substantially all of the 12b-1 fees earned from Harbor Funds are paid to third-party broker-dealers who provide distribution, shareholder servicing, and/or sub-accounting and record-keeping services to Harbor Funds' shareholders. Payments to third-party broker-dealers are subject to contractual rates agreed to by the Company and the third-party broker-dealers. Such expenses are recognized when incurred. The Company presents its 12b-1 fees on a gross basis in the statement of operations as it is deemed to be the principal in such transactions.

Dividend income on money market mutual fund investments is recorded when earned.

Income Taxes

The consolidated results of Harbor Capital, including those of the Company, are included in the consolidated federal income tax return of OCE U.S. Holding, Inc. (OCE USHI), the parent of Harbor Capital, along with certain other direct subsidiaries of OCE USHI. Harbor Capital and OCE USHI have entered into a tax-sharing agreement whereby Harbor Capital recognizes tax expense based on the contribution of Harbor Capital to the consolidated taxable income or loss of OCE USHI. Amounts accrued are remitted to OCE USHI periodically. For financial reporting purposes, the Company calculates its income tax provision or benefit on a stand-alone basis consistent with the terms of the tax-sharing agreement.

2. Significant Accounting Policies (continued)

State income tax returns are filed by the Company on a stand-alone basis or on a unitary basis with Harbor Capital depending upon the rules in each state a return is filed.

Deferred income taxes are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, at which time the Company would revise its estimates accordingly.

3. Related Parties

During the year, the Company earned 12b-1 fees of $4,309,445 from Harbor Funds, of which $302,099 is receivable at December 31, 2022. In addition, the Company earned $49,195 of dividend income from the Harbor Money Market Fund, held by the Company prior to the Fund's liquidation on December 9, 2022.

The Company has been party to an expense-sharing agreement with Harbor Capital since 2004. The agreement calls for the Company to pay direct expenditures (regulatory filing fees, professional fees, insurance, memberships, etc.) related to the Company. Operating expenses of the Company (postage, telephone, photocopy, salaries of Harbor Capital employees who perform work for the Company, etc.) are paid by Harbor Capital. Harbor Capital is liable for all such expense amounts paid for by Harbor Capital, and such expenses will not be apportioned back to the Company at any time. Such expenses are not reflected in the accompanying financial statements.

The Company did not make any federal tax payments to OCE USHI during 2022 and has recorded a current federal income tax receivable from OCE USHI of $14,000 as of December 31, 2022, under the terms of its tax-sharing agreement.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, SEC Rule 15c3-1 ("the Rule"), which requires the maintenance of minimum net capital of $25,000 or 6 2/3% of aggregated indebtedness, and requires that the ratio of aggregated indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company's minimum required net capital was $25,000, resulting in the Company having excess net capital of $3,890,468 under the Rule. At December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.

5. Income Taxes

The deferred tax asset of $18,000 relates to accrued professional fees.

The effective income tax rate of 24.5% consists of 21% statutory US federal income tax rate and 3.5% state income tax rate (net of federal benefit) in 2022. The Company evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained by the applicable tax authority. No tax expense related to uncertain tax positions was recorded in 2022 and no adjustments were made to prior periods. Further, the Company does not believe it reasonably possible that any material uncertain tax positions will be recorded within the next 12 months.

The Company recognizes interest and penalties, if any, related to uncertain tax positions within the statements of operations. Prior tax years remain subject to examination by various state, local and federal tax authorities in the U.S.

6. Commitments and Contingencies

The Company is not aware of any unasserted claims or assessments that would have material adverse effect the Company's financial position and the result of operations.

In the normal course of operations the Company enters into contracts that provide general indemnities to other parties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The risk of material loss as a result of such indemnification claims is considered remote.

7. Subsequent Events

The Company determined that no subsequent events or transactions have occurred through February 17, 2023, the date the financial statements were issued, that would have materially affected the financial statements or disclosures as of December 31, 2022.

Supplemental Information

Harbor Funds Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2022

NET CAPITAL:		
Total stockholder's equity		$ 4,616,449
Less non-allowable assets:		
12b-1 fees receivable	$ 302,099	
Federal tax receivable	14,000	
State income tax receivable	58,658	
Prepaid expenses	221,344	
Deferred tax asset	18,000	
Total non-allowable assets		614,101
Net capital before haircuts on securities		4,002,348
Less haircuts on securities (2% of money market funds)		86,880
NET CAPITAL		3,915,468
MINIMUM NET CAPITAL REQUIRED		
(Greater of 6-2/3% of Aggregate Indebtedness or $25,000)		25,000
EXCESS NET CAPITAL		$ 3,890,468
AGGREGATE INDEBTEDNESS:		
Total liabilities from statement of financial condition		$ 366,685
Total aggregate indebtedness		$ 366,685
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		9.37%

There are no material differences between the amounts presented above and the amounts in the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2022, filed on January 16, 2023.

See accompanying report of independent registered public accounting firm.

Schedule II

Harbor Funds Distributors, Inc.

Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements under Rule 15c3-3

The activities of the Company were limited to those prescribed in subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934, which provides exemption from such Rule.

See accompanying report of independent registered public accounting firm.

Harbor Funds Distributors, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3

The activities of the Company were limited to those prescribed in subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934, which provides exemption from such Rule.

See accompanying report of independent registered public accounting firm.